ATS-N Part III Item 9a

VWAP Block Orders:

The VWAP Block order type allows subscribers to submit firm orders or conditional trading interest that, if ~~"firmed up" and~~ anchored with a contraside order as described more fully below, will execute at the VWAP of an agreed to time period.

Manner of Order Entry/Conditional Trading Interest. Subscribers may submit firm or conditional VWAP Block orders (such orders, "~~Conditional~~ VWAP Block Orders") starting at 7:30 a.m. ET. Firm VWAP Block Orders are eligible to match with other firm VWAP Block Orders or with conditional VWAP Block Orders, and ~~Conditional~~ conditional VWAP Block Orders are eligible to generate and receive VWAP Block Invites (as defined herein), following the ATS's receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

Conditional VWAP Block Orders may include "market" or "limit" pricing instructions, but firm VWAP Block Orders must include such instructions. The ATS will reject any ~~Conditional~~ VWAP Block Order that includes pegged pricing instructions. ~~Conditional~~ VWAP Block Orders must include a time-in-force of "Day." ~~Conditional~~ VWAP Block Orders that include any other time-in-force instruction will be rejected.

~~Conditional~~ VWAP Block Orders must include a Minimum and Maximum Anchor Time. The "Minimum Anchor Time" designates the minimum (shortest) VWAP calculation period permitted for the order, while the "Maximum Anchor Time" designates the maximum (longest) permitted VWAP calculation period. Minimum and Maximum Anchor Times must be expressed in whole minutes. A ~~Conditional VWAP~~ Block Order's Minimum Anchor Time must be for at least one (1) minute and may not exceed its Maximum Anchor Time, although a ~~Conditional~~ VWAP Block Order's Minimum Anchor Time may equal its Maximum Anchor Time. The ATS will cancel a ~~Conditional~~ VWAP Block Order once its Minimum Anchor Time can no longer be satisfied. ~~Conditional~~ VWAP Block Orders may include instructions to not match in a locked market, although such instructions will be ignored. ~~Conditional~~ VWAP Block Orders that include ALO instructions will be rejected.

~~Conditional~~ VWAP Block Orders must include a Minimum Anchor Quantity instruction. A "Minimum Anchor Quantity" represents the smallest contra order that the ~~Conditional~~ conditional VWAP Block Order will invite to firm-up or that a firm VWAP Block Order could potentially anchor with.

A ~~Conditional~~ VWAP Block Order may include a "Maximum Anchor Time Decay" attribute. A Maximum Anchor Time Decay attribute instructs the ATS to reduce or "decay" the order's Maximum Anchor Time every minute for the designated decay period or until a match occurs and, for a conditional, an Invite is generated, whichever occurs first. The Maximum Anchor Time Decay cannot exceed the difference between an order's Minimum and Maximum Anchor Times.

Invitation In the event of a conditional match between eligible contra-party ~~Conditional~~ conditional VWAP Block Orders or between an eligible firm VWAP Block Order and an eligible conditional VWAP Block Order, the relevant ~~Conditional~~ conditional VWAP Block Orders will

be canceled by the ATS and an invitation will be sent to each originating conditional subscriber inviting each such subscriber to send a firm-up order in response thereto (such invitations, "VWAP Block Invites," such firm orders sent in response thereto, "~~Firm~~ VWAP Block Firm-Up Orders"). The ATS will not allow ~~Conditional~~ VWAP Block Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Block Invite, contraside ~~Conditional~~conditional

VWAP Block Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A ~~Conditional~~ VWAP Block Order will only cause a single contra conditional VWAP Block O~~o~~rder to generate a VWAP Block Invite. Where multiple eligible contra-party ~~Conditional~~ VWAP Block Orders exist, priority is determined based on the following order: (i) order price; (ii) order size; (iii) maximum anchor time; and (iv) time of entry. The ATS will immediately cancel a ~~Conditional~~ conditional VWAP Block Order once that ~~Conditional~~ conditional VWAP Block Order has generated a VWAP Block Invite.

The VWAP Block Invite sent to the subscriber identifies (x) the "Bespoke Anchor Time" and (y) overlapping order size. The "Bespoke Anchor Time" is the longest permissible overlapping anchor time. A VWAP Block Invite recipient has two (2) seconds (the "Firm-Up Period") in which to submit a "~~Firm~~ VWAP Block Firm-Up Order." The ATS will cancel any unanchored ~~Firm~~ VWAP Block Firm-Up Order following the expiration of the Firm-Up Period. Subscribers may cancel ~~Firm~~ VWAP Block Firm-Up Orders at any time after submission.

~~Firm~~ VWAP Block Firm-Up Orders must include market or limit pricing instructions. A ~~Firm~~ VWAP Block Firm-Up Order may include any limit price, although a ~~Firm~~ VWAP Block Firm-Up Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match. For instance, where the NBBO is $20.00 x $20.10, a buy order with a limit price of $20.10 will only be eligible to anchor with a sell order with a limit price of $20.05 or lower (including, for clarity, any sell order with a "market" pricing instruction).

~~Firm~~ VWAP Block Firm-Up Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the ~~Conditional~~ conditional VWAP Block Order related to the VWAP Block Invite or the ATS will reject the order. The ~~Firm~~ VWAP Block Firm-Up Order must also include the Bespoke Anchor Time contained in the VWAP Block Invite. The ~~Firm~~ VWAP Block Firm-Up Order quantity must equal or exceed the Minimum Anchor Quantity of the originating ~~Conditional~~ conditional VWAP Block Order.

Where both subscribers to a preliminary match between ~~Conditional~~ conditional VWAP Block Orders submit ~~Firm~~ VWAP Block Firm-Up Orders within the Firm-Up Window (that are not otherwise cancelled prior to matching), and such orders are otherwise eligible to match, the ~~Firm~~ VWAP Block Firm-Up Orders will anchor. For clarity, VWAP Block Firm-Up Orders anchor once both subscribers to a preliminary match have submitted VWAP Block Firm-Up Orders and the ATS has determined the VWAP Block Firm-Up Orders are eligible to interact with one another, commencing the VWAP calculation period. As noted above, subscribers may cancel ~~Firm~~ VWAP Block Firm-Up Orders at any time after submission, including post-anchoring.

Anchored ~~Firm~~ firm VWAP Block Orders and VWAP Block Firm-Up Orders will receive the VWAP of the "VWAP Block Time;" *provided*, however, where the VWAP Block Time is less than one (1) minute no execution will be provided and the anchored orders will be cancelled in full. The VWAP Block Time begins once the ~~Firm~~ firm VWAP Block Orders or VWAP Block Firm-Up Orders are anchored and terminates at the earliest of: (i) the end of the Bespoke Anchor Time; (ii) when the VWAP, as calculated from the start of the VWAP Block Time, equals or exceeds the limit price of an anchored ~~Firm~~ firm VWAP Block Order or VWAP Block Firm-Up

Order; (iii) at the time the relevant security becomes subject to a regulatory halt or Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2 or 3); (iv) subscriber cancellation of an anchored ~~Firm~~ firm VWAP Block Order or VWAP Block Firm-Up Order; and (v) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Where any of clauses (i) through (v) applies, the resulting execution price will be the VWAP for the relevant VWAP Block Time (which, for clarity, is deemed to terminate upon any of the events in clauses (i) through (v) occurring). Where there is no execution during the VWAP Block Time, the execution price is the midpoint of the NBBO at the end of the VWAP Block Time; *provided*, however, that if the midpoint of the NBBO at the end of the VWAP Block Time would violate an order's limit price then both orders will be cancelled without a fill. If the first print during the VWAP Block Time is outside one order's limit price, the anchored ~~Firm~~ firm VWAP Block Orders or VWAP Block Firm-Up Orders are canceled back with no prints (even where the orders had been anchored for longer than a minute). As noted above, the ATS permits ~~Firm~~ VWAP Block Orders to execute at prices outside the prevailing NBBO.

Where an execution occurs prior to the end of the Bespoke Anchor Time, the orders will receive a pro rata execution in proportion to the elapsed Bespoke Anchor Time. By default, such pro rata execution will be rounded up to the nearest round lot; *provided*, however, that where both orders permit mixed or odd lot executions, the execution may be for a mixed or odd lot quantity, as applicable. Following the execution, the unexecuted portion of an anchored ~~Firm~~ VWAP Block Order (if any), is cancelled. For example, if two VWAP Block Orders anchored for 10,000 shares with a ten (10) minute Bespoke Anchor Time, and the VWAP Block Time was six (6) minutes, the VWAP would be calculated for the VWAP Block Time (here, the six (6) minutes post-anchor). Here, the execution would occur for 60% of the anchored quantity (6,000 shares) and the remaining quantity (4,000 shares) would be canceled back.

VWAP Sliced Orders:

As further discussed below, the VWAP Sliced order type operates in a manner that is largely similar to the VWAP Block order type discussed above. However, while VWAP Block orders execute in a single transaction at the end of the designated VWAP Block Period, VWAP Sliced orders execute in multiple "slices" over the designated VWAP Block Period.

Manner of Order Entry/Conditional Trading Interest. Subscribers may submit firm or conditional VWAP Sliced orders (such orders, "~~Conditional~~ VWAP Sliced Orders") starting at 7:30 a.m. ET. Firm VWAP Sliced Orders are eligible to match with other firm VWAP Sliced Orders or with conditional VWAP Sliced Orders, and ~~Conditional~~ conditional VWAP Sliced Orders are eligible to generate and receive VWAP Sliced Invites, following the ATS' receipt of the Opening Trade Report for the relevant security (as defined at Part III Item 10).

Conditional VWAP Sliced Orders may include "market" or "limit" pricing instructions, although firm VWAP Sliced Orders much contain such instructions. The ATS will reject any ~~Conditional~~ VWAP Sliced Order that includes pegged pricing instructions. ~~Conditional~~ VWAP Sliced Orders must include a time-in-force of "Day." ~~Conditional~~ VWAP Sliced Orders that include any other time-in-force instruction will be rejected.

Firm and ~~Conditional~~ conditional VWAP Sliced Orders must include a Minimum and Maximum Anchor Time. The Minimum Anchor Time for ~~Conditional~~ VWAP Sliced Orders must be at least five (5) minutes. Minimum and Maximum Anchor Times must be expressed in whole minutes. A ~~Conditional~~ VWAP Sliced Order's Minimum Anchor Time may not exceed its Maximum Anchor Time, although a ~~Conditional~~ VWAP Sliced Order's Minimum Anchor Time may equal its Maximum Anchor Time. The ATS will cancel a ~~Conditional~~ VWAP Sliced Order once its Minimum Anchor Time can no longer be satisfied. ~~Conditional~~ VWAP Sliced Orders may include instructions to not match in a locked market, although such instructions will be ignored. ~~Conditional~~ VWAP Sliced Orders that include ALO instructions will be rejected.

~~Conditional~~ VWAP Sliced Orders must include a Minimum Anchor Quantity instruction, as described above.

A ~~Conditional~~ VWAP Sliced Order may include a "Maximum Anchor Time Decay" attribute. The Maximum Anchor Time Decay cannot exceed the difference between an order's Minimum and Maximum Anchor Times.

Invitation. In the event of a conditional match between eligible contra-party ~~Conditional~~ conditional VWAP Sliced Orders or between an eligible firm VWAP Sliced Order and a conditional VWAP Sliced Order, the relevant ~~Conditional~~ conditional VWAP Sliced Orders will be canceled by the ATS and an invitation will be sent to each originating conditional subscriber inviting each such subscriber to send a firm-up order in response thereto (such invitations, "VWAP Sliced Invites," such firm orders sent in response thereto, "~~Firm~~ VWAP Sliced Firm-Up Orders"). The ATS will not allow ~~Conditional~~ VWAP Sliced Orders marked "short" to invite if a Regulation SHO circuit breaker is in effect.

For purposes of determining whether to generate a VWAP Sliced Invite, contraside ~~Conditional~~ conditional VWAP Sliced Orders that would be eligible to execute at the midpoint of the prevailing NBBO, and that are otherwise eligible to interact based on the orders' attributes, are considered "eligible." A firm VWAP Sliced Order or ~~Conditional~~ conditional VWAP Sliced Order will only cause a single contra conditional VWAP Sliced O~~o~~rder to generate a VWAP Sliced Invite. Where multiple eligible contra-party ~~Conditional~~ VWAP Sliced Orders exist, priority is determined based on the following order: (i) order price; (ii) order size; (iii) maximum anchor time; and (iv) time of entry. In determining price priority, limit orders are ranked based upon their actual limit price. Market orders are treated as being on price parity with other market orders, and market orders are treated as having priority over all limit orders. The ATS will immediately cancel a ~~Conditional~~ conditional VWAP Sliced Order once that ~~Conditional~~ conditional VWAP Sliced Order has generated a VWAP Sliced Invite.

The VWAP Sliced Invite sent to the subscriber identifies (x) the "Bespoke Anchor Time" and (y) overlapping order size. The VWAP Sliced Invite recipient has two (2) seconds (the "Firm-Up Period") in which to submit a "~~Firm~~ VWAP Sliced Firm-Up Order." The ATS will cancel any unanchored ~~Firm~~ VWAP Sliced Firm-Up Order following the expiration of the Firm-Up Period. Subscribers may cancel ~~Firm~~ VWAP Sliced Firm-Up Orders at any time after submission.

~~Firm~~ VWAP Sliced Firm-Up Orders must include market or limit pricing instructions. A ~~Firm~~ VWAP Sliced Firm-Up Order may include any limit price, although a ~~Firm~~ VWAP Sliced Firm-Up Order will only anchor if its pricing instruction would allow for an execution at the midpoint of the NBBO at the time of the match.

~~Firm~~ VWAP Sliced Firm-Up Orders must contain the same symbol, side, MPID, time-in-force, and Minimum Anchor Quantity as the ~~Conditional~~ conditional VWAP Sliced Order related to the VWAP Sliced Invite or the ATS will reject the order. The ~~Firm~~ VWAP Sliced Firm-Up Order must also include the Bespoke Anchor Time contained in the VWAP Sliced Invite. The ~~Firm~~ VWAP Sliced Firm-Up Order quantity must equal or exceed the Minimum Anchor Quantity of the originating ~~Conditional~~ conditional VWAP Sliced Order.

Where both subscribers to a preliminary match between ~~Conditional~~ conditional VWAP Sliced Orders submit ~~Firm~~ VWAP Sliced Firm-Up Orders within the Firm-Up Window (that are not otherwise cancelled prior to matching), and such orders are otherwise eligible to match, the ~~Firm~~ VWAP Sliced Firm-Up Orders will anchor. For clarity, VWAP Sliced Firm-Up Orders anchor once both subscribers to a preliminary match have submitted VWAP Sliced Firm-Up Orders and the ATS has determined the orders are eligible to interact with one another, commencing the VWAP calculation period. As noted above, subscribers may cancel ~~Firm~~ VWAP Sliced Firm-Up Orders at any time after submission, including post-anchoring.

Once anchored, ~~Firm~~ firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders will execute for randomized quantities and times (each, a "slice") that, except as noted below, aggregate to the anchored order quantity and Bespoke Anchor Time. Except as noted below, anchored ~~Firm~~ firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders in "liquid" names will receive a minimum of seven (7) executions (that is, they will be executed in seven (7) separate slices), while anchored ~~Firm~~ firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders in "illiquid" names will receive a minimum of five (5) executions. The ATS treats as "liquid" any security that, on a rolling twenty (20) trading day basis, exceeded the average number of executions across all NMS

stocks. All other securities are considered "illiquid."

Each execution will be for the VWAP of the relevant slice period. For clarity, the VWAP calculation will reset following each slice period although calculations will otherwise be continuous (that is, there is no "pause" between slices). The size of each execution will be for a randomized quantity. In all instances the ATS permits ~~Firm~~ firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders to execute at prices outside the prevailing NBBO (that is, each slice may be executed at a price outside the prevailing NBBO).

Except where one of the following events occurs, the total anchored time for anchored ~~Firm~~ firm VWAP Sliced Orders and VWAP Sliced Firm-Up Orders will equal the orders' Bespoke Anchor Time: (i) the VWAP, as calculated during the relevant slice period, equals or exceeds the limit price of an anchored ~~Firm~~ firm VWAP Sliced Order or VWAP Sliced Firm-Up Order; (ii) the relevant security becomes subject to a regulatory halt or a Market Wide Circuit Breaker (whether such Market Wide Circuit Breaker is Level 1, 2 or 3); (iii) subscriber or ~~Luminex~~Kezar Trading cancellation of an anchored ~~Firm~~ firm VWAP Sliced Order or VWAP Sliced Firm-Up Order; or (iv) where the anchored sell order is marked "short," when a Regulation SHO circuit breaker comes into effect post-anchor. Separately, if the first print during a slice period equals or exceeds one order's limit price, the orders will immediately cancel and there will be no execution for that slice period (for clarity, prior slices (executions) will not be impacted). Where there is no print during a slice period the relevant slice will execute at the midpoint of the NBBO.

Where any of the events noted in clauses (i) through (iv) of the immediately foregoing paragraph occurs, there will be an execution for that slice period provided at least thirty (30) seconds of the relevant slice period has elapsed; if thirty (30) seconds have not elapsed then no execution will occur. In both instances any then-unexecuted portion of the order will be cancelled. Previously executed slices will not be impacted.